EXHIBIT 4.1
SENIOR SECURED NOTE
THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION THEREFROM.
TETRA TECHNOLOGIES, INC.
SENIOR SECURED NOTES DUE APRIL 1, 2017

No. R-1	April 30, 2015
$50,000,000	PPN: 88162F C#0
FOR VALUE RECEIVED, the undersigned, TETRA TECHNOLOGIES, INC., a Delaware corporation (the “Company”), promises to pay to WELLS FARGO ENERGY CAPITAL, INC., or registered assigns, the principal sum of FIFTY MILLION AND 00/100 DOLLARS ($50,000,000.00) together with interest on the principal hereof outstanding until maturity, as more particularly described, and at the rates set forth, in the Note Purchase Agreement referred to below. Payments of principal and interest with respect to this Note are to be made at the times set forth in the Note Purchase Agreement referred to below in lawful money of the United States of America at the principal office of the Noteholder Representative (as defined in the Note Purchase Agreement) in Houston, Texas or at such other place as the Company shall have designated by written notice to the holder of this Note as provided in the Note Purchase Agreement referred to below.
This Note is issued pursuant to a Note Purchase Agreement dated as of March 18, 2015 (as from time to time amended, the “Note Purchase Agreement”), among the Company, the Noteholder Representative and the respective Initial Purchasers named therein and is entitled to the benefits thereof. Each holder of this Note will be deemed, by its acceptance hereof, (i) to have agreed to the confidentiality provisions set forth in Section 20 of the Note Purchase Agreement and (ii) to have made the representations set forth in Section 6 of the Note Purchase Agreement.
This Note has been registered with the Company and, as provided in the Note Purchase Agreement, upon surrender of this Note for registration of transfer, duly endorsed, or accompanied by a written instrument of transfer duly executed, by the registered holder hereof or such holder’s attorney duly authorized in writing, a new Note for a like principal amount will be issued to, and registered in the name of, the transferee. Prior to due presentment for registration of transfer, the Company may treat the person in whose name this Note is registered as the owner hereof for the purpose of receiving payment and for all other purposes, and the Company will not be affected by any notice to the contrary.
This Note is subject to optional prepayment, in whole or from time to time in part, at the times and on the terms specified in the Note Purchase Agreement but not otherwise.
If an Event of Default, as defined in the Note Purchase Agreement, occurs and is continuing, the principal of this Note may be declared or otherwise become due and payable in the manner, at the price (including any prepayment premium) and with the effect provided in the Note Purchase Agreement.

Payment of the principal of, and interest on this Note, and all other amounts due under the Note Purchase Agreement, is guaranteed pursuant to the terms of a Subsidiary Guaranty dated as of April 30, 2015 by certain Subsidiaries of the Company, as amended or supplemented from time to time, and secured pursuant to the terms of a Pledge and Security Agreement dated as of April 30, 2015 by the Company and certain Subsidiaries of the Company, as amended or supplemented from time to time.
This Note shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the laws of the State of New York excluding choice-of-law principles of the laws of such State that would require the application of the laws of a jurisdiction other than such State.

[Signature Page Follows]

TETRA TECHNOLOGIES, INC.
By:     /s/ Joseph J. Meyer
Name:    Joseph J. Meyer
Title:    Vice President - Finance, Treasurer and
Assistant Secretary

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